Exhibit 99.1

Ballard Reports Q3 2022 Results

VANCOUVER, BC, Nov. 7, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the third quarter ended September 30, 2022. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"We made important customer progress across our verticals during Q3, while also advancing our global manufacturing strategy and product cost reduction initiatives," said Mr. Randy MacEwen, President and CEO. "On the customer front, we continued to focus on platform wins, with commercial milestones achieved in our truck and rail verticals. In truck, we announced an order from Quantron for 140 fuel cell engines to support their planned deployment of heavy-duty fuel cell trucks in Europe. In rail, we announced orders across three continents, including an order from Siemens Mobility to power seven trains in the Berlin-Brandenburg region and an LOI for up to an additional 200 engines for the European commuter rail market. Our total order backlog grew 11 percent from last quarter to a total of $102 million, with Europe now contributing over half of our total backlog."

"As part of our 'local for local' global manufacturing strategy, we announced our plan to invest $130 million in a new MEA manufacturing facility in Shanghai, with an annual production capacity of approximately 13 million MEAs, which can supply approximately 20,000 fuel cell engines," Mr. MacEwen continued. "With the facility planned to be in operation in 2025 to support anticipated growth in MEA demand, this investment is expected to reduce MEA manufacturing costs, align with China's fuel cell value chain localization policy, and position Ballard more strongly in the large China market."

Mr. MacEwen added, "We continue to advance on our product cost reduction roadmap, with measured progress from technology innovation, supply chain developments and advanced manufacturing initiatives. We are running ahead of our cost reduction targets which we expect to enable significant gross margin expansion in our long-term financial plan."

"This quarter our revenue and gross margin were $21.3 million and (22)%, respectively. As previously communicated, we continue to see a challenging gross margin picture which we expect to persist through 2023 until our volume ramps and our product cost reduction initiatives move into production. We exited the quarter with a strong balance sheet to support our growth strategy."

Q3 2022 Financial Highlights
(all comparisons are to Q3 2021 unless otherwise noted)

•	Total revenue was $21.3 million in the quarter, down 15% year-over-year.
•	Power Products revenue of $15.9 million decreased 2%, driven by lower shipments of fuel cell products.
•	Heavy-Duty revenues of $12.1 million increased 8% due to increased sales in North America, Europe and other areas offsetting lower sales in China.
•	Stationary Power Generation revenues of $2.1 million increased 9% due to increased sales in North America, offsetting lower sales in Europe.
•	Material Handling revenues of $1.7 million decreased 46%, primarily as a result of lower shipments to Plug Power.
•	Technology Solutions revenue of $5.5 million decreased 39% due primarily to decreased amounts earned on the Weichai Ballard JV and Audi programs.
•	Gross margin was (22)% in the quarter, a decrease of 33-points, driven by a combination of shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, investment in manufacturing capacity, increases in supply costs and inventory adjustments.
•	Total Operating Expenses and Cash Operating Costs[3] were $40.0 million and $30.0 million in the quarter, an increase of 46% and 32%, respectively. Increases were driven primarily by higher expenditure on research, technology and product development activities. Costs were also higher as a result of increased general and administrative expenses.
•	Adjusted EBITDA[3] was ($35.1) million, compared to ($23.1) million in Q3 2021, primarily a result of the decrease in gross margin and increase in Cash Operating Costs.
•	Ballard received approximately $31.8 million of new orders in Q3, and delivered orders valued at $21.3 million, resulting in an Order Backlog of approximately $101.7 million at end-Q3. Order Backlog growth was driven predominantly by increased orders from Europe, which now represents approximately 55% of the total Order Backlog, compared to approximately 38% at end-Q3 2021.
•	The 12-month Order Book was $51.0 million at end-Q3, a decrease of $10.4 million from the end of Q2 2022.
Order Backlog ($M)	Order Backlog at End-Q2 2022	Orders Received in Q3 2022	Orders Delivered in Q3 2022	Order Backlog at End-Q3 2022
Total Fuel Cell Products & Services	$91.2	$31.8	$21.3	$101.7

2022 Outlook

Ballard 2022 Total Operating Expense4 and Capital Expenditure5 guidance remains unchanged, but now expects to be at the higher end of the Total Operating Expense range and the lower end of the Capital Expenditure range.

2022	Guidance
Total Operating Expense[4]	$130 - $150 million
Capital Expenditure[5]	$30 - $50 million

Q3 2022 Financial Summary

(Millions of U.S. dollars, except per share amounts)	Three months ended September 30
	2022	2021	% Change
REVENUE
Fuel Cell Products & Services:[1,2]
Heavy Duty Motive	$12.1	$11.2	8%
Material Handling	$1.7	$3.1	(46) %
Stationary Power Generation	$2.1	$1.9	9%
Sub-Total	$15.9	$16.3	(2) %
Technology Solutions	$5.5	$9.0	(39) %
Total Fuel Cell Products & Services Revenue	$21.3	$25.2	(15) %
PROFITABILITY Gross Margin $
	($4.8)	$2.8	(268) %
Gross Margin %	(22) %	11%	(33) pts
Total Operating Expenses	$40.0	$27.4	46%
Cash Operating Costs[3]	$30.0	$22.7	32%
Equity (loss) in JV & Associates	($1.0)	($4.1)	76%
Adjusted EBITDA[3]	($35.1)	($23.1)	(52) %
Net (Loss) from continuing operations	($42.9)	($30.8)	(39) %
Earnings Per Share	($0.14)	($0.10)	(40) %
CASH
Cash provided by (used in) Operating Activities:
Cash Operating (Loss)	($35.7)	($20.8)	(71) %
Working Capital Changes	$5.4	$6.4	(16) %
Cash provided by (used in) Operating Activities	($30.3)	($14.4)	(110) %
Cash Reserves	$957.4	$1,222.3	(22) %

For a more detailed discussion of Ballard Power Systems' third quarter 2022 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call

Ballard will hold a conference call on Monday, November 7, 2022 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review third quarter 2022 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

This release contains forward-looking statements concerning the hydrogen economy and markets for our products and the effects of governmental regulations on such markets, expected revenues, operating expenses, capital expenditures, corporate development activities, impacts of investments in manufacturing and R&D capabilities and market growth, and our carbon emissions goals. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Kate Charlton +1.604.453.3939, investors@ballard.com or media@ballard.com

Endnotes

[1] We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Stationary Power Generation, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.
[2] The UAV market has been classified as a discontinued operation in our third quarter of 2020 consolidated condensed financial statements. As such, the assets of the UAV market have been classified as assets held for sale as of September 30, 2020. Furthermore, the historic operating results of the UAV market for 2020 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income as income from discontinued operations.
[3] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.
Cash Operating Costs measures operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss from continuing operations excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, the impact of unrealized gains or losses on foreign exchange contracts, and acquisition related costs.
[4] Total Operating Expenses refer to the measure reported in accordance with IFRS.
[5] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)	Three months ended September 30
Cash operating costs	2022	2021	$ Change
Research and product development	$ 25,263	$ 16,566	$ 8,697
General and administrative	8,727	6,768	1,959
Sales and marketing	3,486	3,570	(84)
Operating expenses	$ 37,476	$ 26,904	$ 10,572

Research and product development (cash operating cost)	$ 21,201	$ 14,174	$ 7,027
General and administrative (cash operating cost)	5,679	5,349	330
Sales and marketing (cash operating cost)	3,115	3,211	(96)
Cash operating costs	$ 29,995	$ 22,734	$ 7,261

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
EBITDA and adjusted EBITDA	2022	2021	$ Change
Net loss from continuing operations	$ (42,881)	$ (30,844)	$ (12,037)
Depreciation and amortization	3,979	2,167	1,812
Finance expense	324	335	(11)
Income taxes (recovery)	(420)	3	(423)
EBITDA	$ (38,998)	$ (28,339)	$ (10,659)
Stock-based compensation expense	2,828	2,477	351
Acquisition related costs	2,261	535	1,726
Finance and other (income) loss	(2,781)	1,545	(4,326)
Impairment loss on assets	-	263	(263)
Impact of unrealized (gains) losses on foreign exchange contracts	1,588	440	1,148
Adjusted EBITDA	$ (35,102)	$ (23,079)	$ (12,023)

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SOURCE Ballard Power Systems Inc.

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CNW 08:30e 07-NOV-22